SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of June, 2004
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  NOTIFICATION OF MAJOR INTERESTS
                                -------------------------------
                                IN SHARES
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AMVESCAP PLC
IMMEDIATE RELEASE 28 JUNE 2004
CONTACT:  MICHAEL S. PERMAN  TEL: 020 7065 3942


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company AMVESCAP PLC

2) Name of shareholder having a major interest


   AVIVA PLC and Morley Fund Management Limited (a subsidiary of AVIVA)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

   NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN 2 ABOVE.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   REGISTERED HOLDERS                           NUMBER OF SHARES HELD
   BNY Norwich Union Nominees Ltd        8,161,412 (Material)  AVIVA and Morley
   BT Globenet Nominees Ltd                  6,300 (Material)  "      "      "
   Chase GA Group Nominees Ltd          16,305,088 (Material)  "      "      "
   Chase Nominees Ltd                        3,705 (Material)  "      "      "
   CUIM Nominee Ltd                      7,165,200 (Material)  "      "      "
   Hibernian Investment Managers Ltd        24,757 (Material)  AVIVA

5) Number of shares/amount of stock acquired        -

6) Percentage of issued class                       -

7) Number of shares/amount of stock disposed        785,191

8) Percentage of issued class                       0.096%

9) Class of security                                25P ORDINARY SHARES

10)Date of transaction                              24 JUNE 2004

11)Date company informed                            28 JUNE 2004

12)Total holding following this notification        31,666,462 - AVIVA
                                                    (including 31,641,705 -
                                                    Morley)

13)Total percentage holding of issued class
   following this notification                      3.908% AVIVA
                                                    3.905% Morley

14)Any additional information                       -

15)Name of contact and telephone number for queries

         MICHAEL S. PERMAN
         TEL: 020 7065 3942

16)Name and signature of authorised company official responsible for making this notification

   MICHAEL S PERMAN
   AMVESCAP PLC
   COMPANY SECRETARY

Date of Notification     28 JUNE 2004

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  June 28, 2004                   By   /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary